

August 1, 2011

Via Facsimile
Robert Vivian, Chairmen, President, Chief
Executive Officer and Interim Financial Officer
Shamika 2 Gold, Inc.
1350 Broadway, 11th Floor
New York, New York 10018

      Re: Shamika 2 Gold, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed April 15, 2011
              Form 10-Q for Fiscal Quarter Ended March 31, 2011
              Filed May 17, 2011
              Response Letter Dated July 14, 2011
              File No. 000-52689

Dear Mr. Vivian:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Signatures, page 37

1.   We note in your response to our prior comment 1 you will include the required wording in future filings. However, it appears that you should amend your filing to properly cure this deficiency. Accordingly, we reissue prior comment 1.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Exhibit 31.1

2.   It appears you did not respond to our prior comment 4. Accordingly, we reissue our prior comment 4.

Engineering Comments

General

3.   In future responses please respond to each of our comments individually.

4.   We note in your response to our previous comment letter that you include information regarding production and cash cost production. Please note that production and cost information implies the existence of a mineral reserve and should not be disclosed in your filings with the Commission unless supported by a feasibility study.

Form 10-K for Fiscal Year Ended December 31, 2010

Description of S2G's Properties, page 9

5.   We note your response to our prior comment 5 as it appears that a final bankable feasibility study is required prior to declaring a reserve. Please remove all estimates of quantities of rubies and gold until you have a proven or probable reserve as defined by Section (a) of Industry Guide 7.

6.   We are unable to locate a response to our prior comments numbered 7, 9, and 10. Accordingly, we reissue those comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters, or John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the engineering comments. Please contact me, at (202) 551-3311, with any other questions.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief